Somanta Pharmaceuticals, Inc.

19200 Von Karman Avenue, Suite 400

Irvine, CA 92612

May 17, 2006

Mail Stop: 6010

Russell Mancuso

Branch Chief

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Somanta Pharmaceutical, Inc.

Amendment No. 1 to Registration Statement on Form SB-2

Filed April 11, 2006 File No. 333-132176

Dear Mr. Mancuso:

Somanta Pharmaceuticals, Inc. (the “Company”) has reviewed your letter dated May 5, 2006 (the “May 5 Comment Letter”) regarding the Company’s Amendment No. 1 to Registration Statement on Form SB-2 (the “Amendment”). The Company responds to the May 5 Comment Letter as set forth below. The paragraph numbers below are intended to correspond to the paragraph numbers set forth in the May 5 Comment Letter. In addition, for your convenience, we have restated each of your comments as set forth in the May 5 Comment Letter immediately preceding each of our responses below and have included three (3) copies of the revised Amendment marked to show our proposed changes to ease your review.

Registration Statement Cover Page

1.	Please revise the fee table to reflect your current offering size.

RESPONSE: We have revised the fee table to reflect our current offering size.

Prospectus Cover Page

2.	We note your response to prior comment 5 from our letter dated March 29, 2006 and reissue it as it relates to shares beneficially owned by SCO Capital Partners LLC. In the alternative, please provide us with a detailed legal analysis of why you believe the shares offered by SCO Capital Partners LLC should not be deemed offered “by or on behalf of the issuer.”

RESPONSE: We have removed from the registration statement all of the shares of common stock issuable upon conversion of the Series A Preferred Stock or upon the exercise of outstanding warrants held by SCO Capital Partners LLC in response to this comment. SCO Capital Partners LLC is no longer a selling stockholder with respect to this registration statement.

Somanta Pharmaceuticals, Inc.

May 17, 2006

We are dependent on licenses, page 10

3.	We note that the disclosure in response to comment 17 provides only an example of why you do not know whether your licenses are enforceable. With a view toward disclosure, please tell us the other reasons for your uncertainty.

RESPONSE: We have revised the disclosure to clarify that the pending NIH approval of the Virium sublicense is the only material uncertainty with respect to the enforceability of our licenses.

Determination of Offering Price, page 17

4.	We note your disclosure that you have no agreement with the selling stockholders with respect to the offering price. If so, please tell us how you know from your disclosure that they will sell at 60 cents per share is accurate.

RESPONSE: We have modified the disclosure to clarify that we do not know if a selling stockholder will sell shares at a price per share of $0.60.

Selling Stockholders, page 18

5.	We note your response to prior comment 21. Any selling stockholder that is a broker-dealer must be identified in the registration statement as an underwriter. For any selling stockholder that is affiliate of a broker-dealer, revise the prospectus to include the representations included in your response to prior comment 21.

RESPONSE: There are no selling stockholders that are broker-dealers. We have also clarified that all selling stockholders that are affiliates of a broker-dealer have provided to us the representations included in our response to prior comment 21.

6.	Please disclose your net proceeds from the January 2006 transaction.

RESPONSE: We have revised the introductory paragraphs to the selling stockholder table to disclose that we received $3,671,209 in net proceeds from the January 2006 transaction.

7.	We note your response to prior comment 25. Please revise your disclosure to include the relationships with SCO Financial Group LLC mentioned on page F-36.

RESPONSE: We have removed the shares held by SCO Capital Partners LLC from this registration statement. SCO Capital Partners LLC is therefore no longer listed in the selling stockholder table.

Somanta Pharmaceuticals, Inc.

May 17, 2006

8.	Please reconcile the ownership disclosure in your selling stockholders’ table with the information in your beneficial ownership table on page 54. For example, we note the differences in disclosure regarding Lake End’s ownership.

RESPONSE: We have added disclosure within the relevant footnote to the selling stockholder table to state that Lake End holds shares of common stock that are not being registered for resale pursuant to this registration statement.

Plan of Distribution, page 23

9.	Your response to prior comment 26 does not clarify how the events in the disclosure (now appearing in the last paragraph on page 23) would not be “additional or changed material information on the plan of distribution” as contemplated by Regulation S-B Item 512(a)(1)(iii). Therefore we reissue the comment.

RESPONSE: We have modified the disclosure in response to this comment.

Business, page 25

10.	We note your response to prior comment 32. Please further revise your disclosure to address the agreement with Cypomics, Ltd. referenced on page F-18.

RESPONSE: We have modified the disclosure to address the agreement with Cypomics, Ltd.

11.	We note your responses to prior comments 41, 42, 47, 48 and 66. Please note that required or material information must be disclosed, even if confidential. See section II.B.2 of Staff Legal Bulletin No. 1 (February 28, 1997), available on our web site at http://www.sec.gov/interps/legal.shtml. We therefore reissue the prior comments.

RESPONSE: As set forth in each of our Requests for Confidential Treatment dated February 3, 2006, March 22, 2006 and April 10, 2006, respectively, other than historical payment information, we do not believe the information requested to be disclosed is material to investors.

We have requested in each Request for Confidential Treatment set forth above that specific royalty rates and milestone payment information as well as certain other highly negotiated terms be redacted from the relevant agreements because the information is (i) commercial and financial in nature, and (ii) highly confidential.

In general, Somanta’s business model is to in-license certain proprietary technology from certain third parties in exchange for contingent future royalty and milestone payments to such third parties. These contingent future payments represent a part of Somanta’s cost structure. In turn, Somanta then out-licenses this same proprietary technology to different third parties who are then to commercialize and sell the resulting products in exchange for contingent royalty and milestone payments to Somanta. The difference between the amount to be paid by Somanta to third parties and the amount to be received by Somanta from third parties based on the development and sale of products pursuant to these license arrangements is a component of Somanta’s gross profit.

Somanta Pharmaceuticals, Inc.

May 17, 2006

The precise royalty rate or amount of a milestone payment is therefore significant to a third party to whom Somanta desires to out-license proprietary technology as such third party can use the cost-related information in negotiations with respect to out-licenses because it knows exactly how far it can decrease Somanta’s margin with respect to the relevant technology. Such information is also relevant to a third party from whom Somanta desires to in-license technology as such third party can use this cost-related information as a benchmark in such third party’s negotiations with Somanta with respect to the in-license of unrelated technology.

Conversely, we do not believe that it is material to an investor to know the precise royalty rate or the precise amount of a milestone payment. For example, we do not believe that it is material to an investor to know whether a royalty rate is 2%, 2.25%, 2.5%, 2.75% or 3%; however, this very specific information is significant to a third party with whom Somanta intends to negotiate a license agreement and it is therefore competitively harmful to Somanta to disclose this information. It may, however, be material to investors to know generically that Somanta is obligated to pay a royalty or milestone payment upon the sale of the applicable product or upon the achievement of a development milestone, and we have disclosed this information where applicable in the registration statement.

We believe that we have disclosed in the registration statement all information material to investors with respect to the relevant material agreements and that Somanta’s historical financial statements and other disclosures contained in the registration statement and its periodic reports filed and to be filed with the Commission present, and will continue to present, an accurate picture of the business and results of operations of Somanta, taken as a whole.

To that end and in response to this comment, we have included where appropriate the amounts of historical payments made pursuant to our license agreements in the relevant locations within the registration statement.

Products in Academic Investigator-Sponsored Clinical Development, page 29

12.	We note your response to prior comment 39 and reissue the comment in part. Please provide the specific disclosure requested and avoid general statements regarding geographic scope, nature and duration of material patents.

RESPONSE: We have modified the disclosure in the subsection entitled “Competition” as it relates to Sodium Phenylbutyrate to clarify the nature, geographic scope and duration of material patents.

Somanta Pharmaceuticals, Inc.

May 17, 2006

Phoenix, page 29

13.	We note your response to prior comment 40. Please clarify what you mean by the statement that none of the patients “have suffered any adverse irreversible side effects.” Were there material side effects that were reversed?

RESPONSE: We have modified the disclosure in response to this comment.

Sodium Phenylbutyrate, page 31

14.	Given that your disclosure in response to comments 45 and 46 and elsewhere in the discussion of your products cites expert reports, please file the consents required by Rule 436.

RESPONSE: Rule 436 requires the registrant to file a written consent signed by the applicable expert or counsel if: (a) any portion of a report or opinion of such expert or counsel is quoted or summarized as such in the registration statement or prospectus, or (b) it is stated that any information contained in the registration statement has been reviewed or passed upon by any persons and that such information is set forth in the registration statement upon the authority of or in reliance upon such persons as experts.

We have modified the disclosure in the section of the prospectus entitled “Products in Academic Investigator-Sponsored Clinical Development-Sodium Phenylbutyrate” to delete reference to information provided to us by Virium Pharmaceuticals as such disclosure may be construed as Virium having passed upon the information attributed to it in the registration statement. We do not believe any other disclosure could be construed as a quotation or a summary of a report prepared by an expert or counsel as such nor have we stated that any such information has been reviewed or passed upon by any other third party. The remaining disclosures in response to prior comments 45 and 46 cite to peer-reviewed journal articles or published studies that are publicly available.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 37

Results of Operations, page 38

Fiscal Year Ended April 30, 2005 Compared With Fiscal Year Ended April 30, 2004, page 41

15.	Please refer to prior comment 55. Please revise the filing to clearly disclose the change in classification of your in-license fees in fiscal year 2006. MD&A should clearly discuss any factors affecting the comparability between periods, such as the change in classification of a primary expense.

RESPONSE: We have modified the disclosure in the MD&A section to set forth a description of the change in classification of our license fees.

Somanta Pharmaceuticals, Inc.

May 17, 2006

16.	We reissue comment 56 which sought specific information regarding known revenue or obligations to occur in upcoming periods.

RESPONSE: We have included a statement setting forth our known payment obligations in the section entitled “Trend Information.”

17.	We note your response to prior comment 57 and reissue the comment. Please address this comment in all instances in the MD&A section where you refer to consulting expenses and include the duration as well as the nature and scope of consulting services.

RESPONSE: We have modified the disclosure with respect to this comment.

Employees, page 42

18.	Please clarify the nature of the facilities you cite. Are these rented offices in a commercial office complex?

RESPONSE: We have modified the disclosure in response to this comment.

Management, page 46

19.	Please reconcile your disclosure that Mr. Epenetos has been your CEO since 2001 with the disclosure about your management in your last Form 10-KSB. In this regard, please:

•	Ensure that the references to the entities involved in your history are accurate throughout the document; and

•	Note your obligation to disclose compensation information for each person who acted as CEO during the last completed fiscal year.

RESPONSE: We have modified the disclosure in response to this comment.

20.	Please disclose the business of Reventures Operating Co., and describe Ms. Van Sleen’s role as a “principle.”

RESPONSE: We have modified the disclosure in response to this comment.

Certain Relationships and Related Transactions, page 53

21.	Please disclose in this section the amounts paid during each of the last two years under each of the agreements mentioned in this section.

RESPONSE: We have included the amounts paid pursuant to these agreements in response to this comment.

Somanta Pharmaceuticals, Inc.

May 17, 2006

22.	Please reconcile the amounts disclosed in this section with the amounts disclosed in Note 8 to your latest unaudited financial statements.

RESPONSE: The $414,842 paid to SCO Capital Partners LLC as a fee for its services and disclosed under “Certain Relationships and Related Transactions” in the registration statement excludes $59,263 of reimbursable expenses which were part of the $474,105 accrual mentioned in Note 8 of our financial statements.

The fees for advisory services and related expenses of $141,870 as set forth in Note 8 of the financial statements reflect the accrual of monthly advisory fees of $12,500 for the 11 months since the advisory contract was signed on March 1, 2005, plus associated expenses.

23.	Please include all applicable related-party transactions during the past two years, even if the parties who were related at the time of the transaction are no longer related to you. For example, we note the exchange transaction mentioned on page II-2.

RESPONSE: We have modified the disclosure in response to this comment.

Security Ownership, page 54

24.	Please identify the individuals who beneficially own the shares held in the name of the entities disclosed. For example, we note the disclosure regarding Walbrook.

RESPONSE: We have modified the disclosure in response to this comment.

25.	Shares that a stockholder beneficially owns must be included in the table, even if the stockholder disclaims beneficial ownership. For example, note your footnote (6).

RESPONSE: We have modified the disclosure in response to this comment.

Changes in and Disagreements with Accountants on Accounting and Financial Disclosure, page 59

26.	Please refer to prior comment 96. Please obtain and include a letter from Rotenberg Meril Solomon Bertiger & Gutilla, P.C. that is filed as an exhibit to this filing that is addressed to us stating whether it agrees with the statements made by you in the filing and, if not, stating the respects in which your former accountant does not agree. Refer to the guidance in Item 304(a)(3) of Regulation S-B.

RESPONSE: We have included a letter from Rotenberg Meril Solomon Bertiger & Gutilla, P.C. as Exhibit 16.1 in response to this comment.

Somanta Pharmaceuticals, Inc.

May 17, 2006

Somanta Incorporated Consolidated Financial Statements, page F-1

Note 2. Significant Accounting Policies, page F-12

-Translation of Foreign Currency in Financial Statements, page F-13

27.	We note your response to prior comment 78. We note that you changed your functional currency as a result of the transaction with Bridge Oncology, a US-based corporation, in August of 2005. Please note that if the functional currency of a foreign entity changes from the currency of its country to the currency of its parent company’s country, the translation adjustments that apply to the entity and that have been accumulated in other comprehensive income in prior years should be retained in that account. In this regard, please tell us why you have recorded an adjustment to reverse the translation adjustments that apply to Somanta that have been accumulated in other comprehensive income in prior years. Alternatively, revise to remove the adjustment to accumulated other comprehensive loss relating to the foreign currency translation adjustment.

RESPONSE: In applying the guidance in SFAS 52, paragraph 9, we did not retroactively restate any previously issued financial statements. As the Company was no longer going to have foreign currency translation gains or losses to record as a result of changing the functional currency from British Pounds to U.S. dollars (effective May 1, 2005), we believed it was more representative of the operations going forward to remove the amount from stockholders’ equity. Additionally, please note that in applying the guidance of SAB 99, we believed that the amount was both quantitatively and qualitatively immaterial. It represents a nominal percentage of the Company’s total stockholders equity as of January 31, 2006, of the Company’s net loss for the nine months ended January 31, 2006, and does not have any impact on the Company’s net loss per share amount.

Note 5. Related Party Transactions, page F-15

28.	You state that in connection with the agreement with Virium Pharmaceuticals in February 2005, you paid Virium $50,000. Please tell us and revise the filing to clarify when this payment was made. In this regard, tell us why you have labeled this expense as unaudited.

RESPONSE: The payment to Virium was made on May 19, 2005 and we have revised the disclosure to reflect this payment date. The expense is labeled as unaudited because the Company’s current auditors, Stonefield Josephson, did not attest it. Rather, Bridge Oncology’s auditors, Cole, Samsel, Bernstein performed the applicable audit.

Note 8. Stockholder’s Transactions, page F-16

29.	Please refer to prior comment 83. We continue to note your disclosure that you determined the fair market value of the stock during the year ended April 30, 2005 was $1.23 per share. You state that this was based on the most recent value at which shares were being sold to unaffiliated investors. However, we note that during the year ended

Somanta Pharmaceuticals, Inc.

May 17, 2006

April 30, 2005, you sold 374,074 shares of common stock to individual investors at approximately $1.33 per share. Please clarify for us and revise your filing to explain why you believe the fair market value was $1.23 per share rather than the $1.33 per share evidenced by recent sales of stock to individual investors. Within your discussion, please explain if the 374,074 shares sold in fiscal 2005 were sold to affiliated or unaffiliated investors.

RESPONSE: During the year ended April 30, 2005, Somanta Limited sold 374,074 shares of its common stock. Of that amount, 326,622 shares were sold from September, 2004 through January, 2005, at a price per share of GBP .05. The remaining 47,452 shares were sold in a single transaction to an unaffiliated investor in April 2005 at a price per share of GBP .06. The Somanta Limited options granted during that fiscal year were granted beginning in early May, 2004 and ending in early December, 2004. During this period, the prevailing price per for the Somanta Limited common shares was GBP .05. During the same period, May through December, based on the applicable exchange rate during that period, GBP .05 was the equivalent of U.S. $0.09.

Our financial statements reflect this $0.09 value as $1.23 after adjustment for the exchange ratio of 0.07300287298:1 that related to the share exchange with Bridge Oncology Products, Inc. Thus, the $1.23 exercise price we have determined for our options was the prevailing fair market value when the options were granted.

Note 8 included in our financial statements lists 374,074 shares of stock sold at $1.33, because the currency conversion rates during this period ranged from 1.79 to 1.93 which resulted in the U.S. dollar equivalent of GBP .05 ranging from $0.09 to $0.10 during that fiscal year. The fluctuation of the conversion rate affecting the selling price of the shares resulted in an average stock price sold per share of approximately $1.33.

Of the 374,074 common shares sold in the fiscal year ended April 30, 2005, only one transaction, for 39,422 at GBP .05, was with an affiliated investor.

30.	Please refer to prior comments 84, 86, 98, 99, 101, and 105. We note from your responses to theses comments that you determined the fair value of your common stock to be $.60 and that you used this fair value within the following situations:

•	The determination of the fair value of your stock options issued to purchase 406,670 shares of common stock during the six months ended October 31, 2005;

•	The determination of the fair value of your stock options issued to purchase 1,366,485 shares of common stock during the three months ended January 31, 2006;

•	The determination of the fair value of the common stock issued in connection with your licensing agreements disclosed in Notes 10 and 11;

•	The calculation of the beneficial conversion feature related to your $1.25 million convertible note that was issued during November 2005, including the determination of the number of shares into which the note is convertible;

•	The determination of the fair value of your warrants issued to purchase 866,534 shares of common stock to SCO Capital Partners;

•	The calculation of the deemed dividend related to your Series A preferred stock issued in January 2006;

Somanta Pharmaceuticals, Inc.

May 17, 2006

•	The determination of the fair value of your warrants issued to purchase 4,938,598 shares of common stock to the shareholders in the private placement transaction; and

•	The determination of the fair value of your warrants issued to purchase 987,720 shares of common stock to the placement agent in the private placement transaction.

You state that the fair value of $.60 per share is based on the conversion price of your Series A preferred stock. However, on page 14, you state that the initial offering price of $.60 per share of common stock is not based upon earnings or operating history and does not reflect your actual value. We also note that based on stock sales in fiscal year 2005, the fair value of your common stock at that time was approximately $1.33 per share. Please note that conversion prices of preferred stock to common stock negotiated in private placement transactions are not necessarily indicative of the fair value of your common stock. Please revise to provide an estimate of the fair value of your common stock at the time of each of the aforementioned transactions or provide a substantive analysis showing why the fair value of your common stock was $.60 at the time of each of the aforementioned transactions.

RESPONSE: We estimated the fair value of our common stock at $.60 based on the external valuations that occurred over time in the course of our fund-raising. The disclosure on page 14 is intended to indicate that $0.60 may not reflect actual value on the date of any sale or purchase at such price in the future.

Between December 31, 2001, and April 30, 2005, Somanta Limited sold 5,816,515 shares of common stock to 18 friends, family, collaborating educational institutions, and high net worth individuals at prices increasing from GBP .001 to GBP .06. Translated into U.S. dollars at then-prevailing rates, the prices were $.0015 to $.11 per share. Between 2001 and 2005, in some cases the prevailing translation rates caused the U.S. dollar share price to increase from transaction to transaction, even though the GBP price did not. Adjusted to current equivalent prices based on the exchange ratio of 0.07300287298:1 effective August 22, 2005 in connection with the share exchange with Bridge Oncology Products, these prices would range from approximately $.02 to $1.51. Note that the $1.51 price (GBP .06), involved the April 25, 2005 sale of 47,452 shares, out of the total of 395,970 sold in that fiscal year, all the rest of which were at prices of $1.23 and $1.33 (all GBP .05).

In the spring of 2005, Somanta Limited shifted its fund-raising strategy to seek institutional investors. With this change, the fair value of Somanta Limited’s shares was now determined by a different market of investors. The financing objective was a reverse merger into an existing public company simultaneous with a private investment in public equity (PIPE). On March 1, Somanta Limited signed a contract authorizing SCO Capital Partners LLC to be its placement agent. From that point on, only two sales of common stock were completed to individual investors, the one mentioned above on April 25, 2005 and an additional sale on May 5, 2005 for 12,669 shares at GBP. 06, or $1.51.

Somanta Pharmaceuticals, Inc.

May 17, 2006

Beginning in March 2005 through January 2006, with SCO’s help, Somanta Limited held multiple fund-raising discussions with a total of 35 institutional investors focused on health care. In late July 2005, SCO advised Somanta Limited that then-current market conditions favored a PIPE fund-raising round of $10 to $20 million with institutional investors that would involve the issuance of common shares priced at $1.85, with 30% warrant coverage, using an implicit pre-money valuation of $30 million. Somanta Limited began to address the SEC’s accounting requirements for such a financing, including the choice of U.S. auditors, the preparation for an audit from inception, and the development of the appropriate corporate governance systems. In August 2005, the share exchange with Bridge Oncology took and SCO purchased the Somanta Incorporated secured convertible note for $1,000,000.

The Company continued with investor discussions into the fall of 2005. During that time, the valuations of life science companies declined in general, and SCO began to indicate that valuations for comparable companies were falling in similar PIPE transactions. In early November, SCO advised the Company that discussions with certain investors indicated a $10 to $15 million round of financing priced at $1.00 per share, with 50% warrant coverage, was possible.

In early December, investor discussions were continuing. At that time, SCO advised the Company that PIPE conditions would support only an $8-10 million fund-raising involving convertible preferred shares sold at a common share equivalent price of $.60 with 50% warrant coverage, using an implicit pre-money valuation of $9 million.

On January 18, 2006, SCO advised the Company that based on negotiations with the then-existing set of interested institutional investors, a $4-$8 million PIPE was likely, with pricing, warrant coverage and implicit pre-money valuation as described in December. These were the terms on which the January 31 PIPE was completed. Given the conditions in the life sciences market for small-company PIPEs, the lengthy investor discussions on pricing and valuation, and the resulting price of the cash transaction on January 31, 2006, the Company has estimated that the $.60 conversion price was the equivalent of fair value and is thus an appropriate fair market value for its common stock.

Fair market value is generally determined through one or a combination of the following valuation approaches: cost, income or market. Because the Company is a developmental stage company, the cost and income approaches would not be appropriate at this time, and we believe the best indication of value is the price determined from the relevant transaction (market approach) as noted above.

The fair value of our common stock at the time of each of the transactions bullet pointed in Comment 30 above was as follows:

•	For the first two bullet points: The fair market value of the Company’s common stock used for the options listed in the first two bullet points was estimated at $.60. This value was the result of the closest and only external cash transaction known (the imminent PIPE) in the company’s chosen market of institutional investors at the time the options expense was being calculated, in early December 2005. At the time the expense was recorded, we expected to complete the PIPE in December, before the holidays.

Somanta Pharmaceuticals, Inc.

May 17, 2006

•	For the third bullet point: For the School of Pharmacy, the 131,505 shares of common stock were issued as equity for services on December 31, 2001 and valued at GBP .001, or equivalent to approximately $0.02 adjusted for the exchange ratio of 0.07300287298:1 effective in connection with the Company’s share exchange with Bridge Oncology Products, Inc. This was the Company’s first issuance of shares, and this per-share price was the same as for the four sales that occurred on the same date, as well as for two other subsequent issuances (to individuals) for services. Note that these shares were issued before the March, 2004 contract date mentioned in Note 10, and were included in the express terms of the relevant contract.

For Immunodex, the 292,012 shares of common stock were actually sold, and we have revised our Note 10 accordingly to clarify. They were issued on December 31, 2001 and valued by cash payment at GBP .001 per share, or equivalent to approximately $0.02, similar to the issuances and sales mentioned above. They were accounted for as having been sold on January 24, 2002, the date of the Company’s collaboration agreement with Immunodex.

For DeMontfort, the 219,010 shares of common stock were issued on December 31, 2001 and valued at GBP .001, or equivalent to approximately $0.02, the same as the other shares issued on December 31, 2001, mentioned above. They were accounted for as having been issued on November 1, 2001, the date of the Company’s collaboration agreement with DeMontfort.

•	For the fourth through the eighth bullet points: These transactions all occurred on January 31, 2006, the date of the PIPE at which the implicit value of the Company’s common stock was $.60, the fair value estimated as set forth above.

31.	We note your response to prior comment 85. We have the following additional comments. Please tell us and revise your filing to address the following:

•	Clarify for us the purpose of this warrant issuance. For example, tell us and revise the filing to disclose if the warrants were issued in exchange for goods or services or for another reason.

•	If these warrants were issued for goods or services, please tell us and revise your filing to explain why you did not record the warrant issuance based on the fair value of the services received in accordance with paragraph 8 of SFAS 123 and EITF 96-18.

•	Please explain why you used an expected useful life of zero within your Black Scholes valuation model since the warrants can be exercised over a five year period.

Somanta Pharmaceuticals, Inc.

May 17, 2006

•	Confirm to us whether the fair market value used in the Black Scholes calculation was $.60 per share. If so, please revise this calculation as appropriate in response to our other comments above.

RESPONSE: These warrants were issued to an Orange County, California non-profit affinity group that encourages the growth of technology in that county. The group performed a service for the Company, as it does for many companies, by mentoring management and by introducing our current Chief Executive Officer to our Executive Chairman.

We have revised the warrant disclosure to explain that we recorded the warrant issuance at the fair value of the warrants themselves, because, in accordance with EITF 96-18, we determined that the fair value of the equity instruments issued was more reliably measured since it was difficult to determine the value of the service performed.

The expected warrant life of zero listed in the current disclosure is in error. The expected warrant life was 2.5 years, using the convention of averaging the term of the warrants, five years, with the vesting life, which was zero because the warrants were immediately exercisable.

The fair market value used in the Black-Scholes calculation was $1.23, valued as of the date of issuance, May 27, 2005. This was the price at which 89% of the Company’s shares were sold between May 1, 2004 and April 30, 2005. If we had used $1.33 as the fair market value, the resulting Black-Scholes expense would still be zero.

Note 10. Significant Contracts and Licenses, page F-18

32.	Please refer to prior comment 86. We continue to request that you revise this note and Note 11 to disclose the fees paid in cash and stock in connection with these license transactions.

RESPONSE: We have modified the disclosure with respect to this comment.

Note 11. Subsequent Events, page F-20

Share Exchange Agreement and Plan of Merger Agreement, page F-22

33.	We note your response to prior comment 87. You state that the total of 13,697,834 shares outstanding consists of 5,832,834 shares of common stock issued to the prior stockholders of Somanta Limited and 7,865,000 shares of common stock held by the prior holders of Bridge Oncology Products, Inc. However, we note on page F-58 that Bridge Oncology Products, Inc. had only 1,000 shares of common stock outstanding at June 30, 2005. Please tell us and revise your disclosures to explain why the Bridge Oncology’s outstanding shares increased from 1,000 at June 30, 2005 to 7,865,000.

RESPONSE: We have included a new footnote 5 to the financial statements of Bridge Oncology Products, Inc., setting forth the date and details of the above referenced change in capitalization.

Somanta Pharmaceuticals, Inc.

May 17, 2006

Somanta Pharmaceuticals, Inc. Condensed Financial Statements as of and for the Nine Months Ended January 31, 2006

Note 5. Private Placement, page F-37

34.	Please refer to prior comments 102 and 103. We note from your response that you have recorded and classified the maximum penalties as mezzanine since the registration of your shares is outside of your control pursuant to paragraph 9 of EITF D-98. Please note that regardless of the view taken in connection with EITF 05-4, penalties associated with your registration rights agreements related to the underlying shares of the Series A preferred stock and warrants should be presented as liabilities and accounted for under SFAS 5. Please revise and advise.

RESPONSE: With respect to prior comment 103, we wish to clarify that with respect to the potential liquidated damages penalty under the registration rights agreement related to the registration of common shares underlying the conversion feature of the Series A Convertible Preferred Stock, we did not and continue to not consider the liquidated damages penalty to be a probable liability under SFAS 5 at March 31, 2006. As previously disclosed in Note 5, the Company recorded the penalty as a reduction to the value of the Series A Preferred Stock.

We classified the potential liquidated damages in temporary equity under the guidance of Topic D-98 which does not allow for an evaluation of the likelihood that the payment would be triggered, as explained further below.

Although the failure to register the common shares underlying the Series A Convertible Preferred Stock would not trigger a requirement to redeem the preferred shares, we recorded the maximum potential amount of the liquidated damages in temporary equity by reference to the aforementioned passage in paragraph 9 of Topic D-98 (in our response to prior comment 102) as well as by analogy to paragraph 9 of EITF 00-19 which states, “For public companies, contracts that (a) require that the company deliver cash as part of a physical settlement, (b) give the company a choice of either net-cash-settlement or physical settlement that requires that the company deliver cash, or (c) give the counterparty a choice of either net-share settlement or physical settlement that requires that the company deliver cash should be initially measured at fair value and reported in permanent equity, and an amount equal to the cash redemption amount under the physical settlement should be transferred to temporary equity.”

Alternatively, if the staff believes that permanent equity classification is more representative of the nature of the transaction, the Company will make the necessary re-classification.

Somanta Pharmaceuticals, Inc.

May 17, 2006

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If you have any further comments regarding this letter, the response contained herein or any of the SB-2, please contact the undersigned or our outside counsel, Adam Lenain, Esq., Foley & Lardner LLP, 402 W. Broadway, Suite 2300, San Diego, California 92101; Telephone No.: (619) 685-4604, Facsimile No.: (619) 234-3510.

Sincerely,

/s/ Terrance J. Bruggeman
Terrance J. Bruggeman,
Executive Chairman